Contact

www.linkedin.com/in/nayan-patel-pharmd (LinkedIn)

Top Skills

Health
Nutrition
Wellness

Publications

The Glutathione Revolution
The Link Between Glutathione, Oxidative Stress & Mental Health

Nayan Patel PharmD

CEO, Pharmacist, Researcher, and Published Author
La Habra, California, United States

Summary

CEO and Pharmacist that strongly believes in healthy living. Creates product that empowers your body to defend itself. Current patent holder for stabilizing antioxidants and antibodies and delivering it through the skin.

Experience

Thrivelab
Chief Clinical Officer
May 2022 - Present (1 year 11 months)
United States

Auro Pharmaceuticals Inc.,
11 years 3 months

Author of "The Glutathione Revolution"
September 2020 - Present (3 years 7 months)
La Habra, California, United States

Wrote the book, "The Glutathione Revolution" which shares the health benefits associated with the "master antioxidant" Glutathione and a step-by-step guide on how to increase your levels of Glutathione naturally.

President/CEO
January 2013 - Present (11 years 3 months)
La Habra, CA

Auro Skincare
Senior Consultant
January 2019 - Present (5 years 3 months)
La Habra, California, United States

Designing various skincare products using patented technology.

Central Drugs Compounding Pharmacy
President/CEO
September 1999 - Present (24 years 7 months)

Central Drugs Outsourcing Facility

President/CEO

September 2016 - January 2020 (3 years 5 months)

La Habra, CA

Central Drugs Outsourcing Facility is a FDA registered 503B outsourcing
facility. We manufacture and distribute compounded sterile medications
to clinics and hospitals across the country. cGMP compliant, our products
undergo rigorous testing for:

Potency

Sterility

Endotoxin

Particulate Matter

Visual Appearance

pH

Container Closure

Preservative Effectiveness

Other - qualitative and quantitative measures

Central Drugs Outsourcing Facility features a microbiology and chemistry
lab, 24/7 environmental room monitoring, and an independent quality control
department. Our internal team consists of quality control, quality assurance,
microbiologists, chemists, engineer, and pharmacists. We are licensed in over
20 states and growing. As an industry expert in IV therapy since 2004, we are
a resource for custom compounding needs, during times of drug shortages,
and a leading provider of sterile injectables for office use, hospitals, Surgery
centers, Clinics and veterinary hospitals and clinics.

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Education

University of Southern California

PharmD, Pharmacy · (1992 - 1996)

California State University-Fullerton

· (1990 - 1992)